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June 12, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release from Arcelor's Board of Directors which met on Sunday June 11, 2006.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA

dlo 6/14

Release of the Board of Directors

Arcelor Board of Directors met on Sunday June 11 and unanimously decided:

- **to reject Mittal Steel's current revised offer,**
- **to recommend that shareholders support the proposed merger with Severstal,**
- **to set the price per share of the self tender offer at €44,**
- **not to commence such self tender offer until after the publication of Mittal Steel's offer results, and**
- **to mandate Group Management Board to meet with Mittal Steel in order to review Mittal Steel's proposal to further improve its offer**

Luxembourg, 12 June 2006 - On Sunday, June 11, 2006, Arcelor's Board of Directors met at headquarters under the chairmanship of Mr. Joseph Kinsch. Following a detailed review and analysis of:

1. the revised terms of Mittal Steel's unsolicited offer of May 19, 2006 for all of the shares and convertible bonds of Arcelor;
2. the Mittal Steel standalone business plan recently delivered to Arcelor;
3. the letter sent to Arcelor by a minority of shareholders representing or claiming to represent some 30% of Arcelor capital;
4. the consequences of various timing scenarios for the proposed self tender offer.

and having consulted Morgan Stanley on the financial aspects of Mittal Steel's revised offer, the Board has unanimously concluded that:

- Mittal Steel's current offer is inadequate as it continues to undervalue Arcelor;
- the Severstal transaction is a more attractive alternative from a strategic, financial and social point of view;

and resolved that it unanimously:

- rejects Mittal Steel's current revised offer;
- recommends to Arcelor's shareholders and convertible bond holders not to tender into Mittal Steel's revised offer;

- recommends to Arcelor's shareholders to support the Severstal transaction at the general meeting scheduled for 30 June 2006;
- sets the price per share of the self tender offer at €44;
- decides not to commence such self tender offer until after the day of the publication of Mittal Steel's offer results; and
- mandates that Arcelor's Group Management Board meets with Mittal Steel in order to review the improvements that Mittal Steel offered to make to its current offer.

***

Mittal Steel's offer for Arcelor is inadequate on the financial point of view as it continues to undervalue Arcelor.

The Arcelor Board notes that the revisions to Mittal Steel's offer announced on May 19, 2006, demonstrate that Mittal Steel's initial offer undervalued Arcelor. Notwithstanding the increase in the consideration offered by Mittal Steel, the Arcelor Board of Directors believes that this offer is still inadequate as it continues to undervalue Arcelor because:

- Mittal Steel's 34% increase was required to realign the consideration initially offered by Mittal Steel as a result of its underperforming share price relative both to Arcelor's share price (by 20% from 30 January 2006 to 17 May 2006) and the steel sector average;
- Mittal Steel's offer does not take into proper account Arcelor's operating and financial results for 2005 - which exceeded market expectations - and for the first quarter of 2006, nor Arcelor's strategic plan;
- the multiple implied by Mittal Steel's valuation of Arcelor does not show a control premium when compared with trading multiples of comparable companies;
- the multiple implied by Mittal Steel's valuation of Arcelor remains significantly lower than multiples used in recent transactions in the steel sector;

The Arcelor Board of Directors, which consulted Morgan Stanley in connection with its financial aspects, reiterates that Mittal Steel's revised offer is inadequate and recommends that Arcelor shareholders and convertible bond holders do not tender into Mittal Steel's offer.

Arcelor and Mittal Steel have diverging business plans

The meeting which took place recently between representatives of Arcelor and Mittal Steel regarding Mittal Steel's business plan confirmed that Mittal Steel's strategy is mainly volume driven while Arcelor's is margin driven. As a result of these diverging business models, the synergies generated by the proposed combination of Mittal Steel and Arcelor are on the low

side compared to those generated by recent large steel sector mergers and compared to those generated by the proposed merger of Arcelor and Severstal.

The Severstal transaction: the most attractive strategic alternative

The Severstal transaction will create the world's steel champion and the most profitable steel company. The Severstal transaction represents a key step in the implementation of Arcelor's value plan and growth strategy and it is consistent with its strategic vision, business model and corporate values.

- The Severstal transaction will create the world's steel champion as Arcelor and Severstal are complementary both from a geographical standpoint and an industrial standpoint.
    - The combined company will offer an exceptional, balanced geographic presence with leadership both in developed markets (Europe, North America) and emerging markets (Brazil and Russia).
    - From an industrial standpoint, the combination of high value-added products and low-cost integrated upstream operations will result in a combined company with one of the highest profit margins in the industry, generating a 2005 pro forma EBITDA per tonne of EUR130. The combined entity will consolidate Arcelor's technology leadership and experience and will be the undisputed world leader in all product segments (flat carbon steel, long carbon steel and distribution). The combination will strengthen Arcelor's leadership in the automotive steel segment (with a worldwide market share over 20% - more than double that of its nearest competitor).
    - Furthermore, the combined company will have outstanding resilience through the steel cycle.
- The Severstal transaction creates compelling value for shareholders. The combined company will rank amongst the world's most competitive steelmaking producers in both developed and emerging markets, and will be the only one with leading positions in Brazil and Russia. The merger will generate significant synergies and further growth opportunities with a new normalized EBITDA target for 2008 of EUR10bn under Arcelor conservative hypothesis.
- The Severstal transaction enables Arcelor to continue its best practice corporate governance model. The agreement with Alexey Mordashov includes features designed to maintain Arcelor's corporate governance model. Several of these, such as the independence of a majority of the board, the independence of board committees and the mandatory offer threshold will be added to the by-laws.

The Severstal transaction does not preclude Mittal Steel's offer

The Arcelor board wishes to reiterate that neither the Severstal transaction, nor the way it is structured violate any law or any provision of the corporate charter.

By approving the Severstal transaction, the Board is certain that it acted not only lawfully, but also in the best interest of Arcelor, its stakeholders and its shareholders. In fact, the Board is convinced that in the absence of the Severstal proposal, Mittal Steel would not have improved its offer.

Moreover, the Severstal deal has been structured such that, if Mittal Steel acquires more than 50% of Arcelor's fully-diluted share capital, the Severstal transaction will be unwound. Additionally, if Mittal Steel achieves ownership levels below 50%, the Severstal transaction could be unwound by Alexey Mordashov himself.

The Arcelor Board of Directors has retained its full ability to continue carrying out its fiduciary duties in an unrestricted manner, in particular by being free to recommend a superior proposal.

Voting considerations

In light of the exceptional importance of the current events for the future of the Company, the Board decided to give the opportunity to those of the shareholders who would be opposed to the Severstal transaction to express their negative opinion by a simple majority vote of the currently outstanding shares of Arcelor and has called a shareholders meeting for the 30th of June to that effect.

Shareholders have therefore two opportunities to express their views. They can vote against the Severstal transaction at the general meeting on June 30 2006 and they can also express their preference for the Mittal Steel project by tendering into the Mittal Steel offer.

Given the importance of the Severstal/Arcelor transaction for the future of Arcelor, the 50% level for a rejection of this transaction is designed to encourage shareholder participation. A communication campaign will be undertaken by Arcelor to ensure that all shareholders are fully informed with respect to Severstal and the proposed transaction and that they participate in such meeting to express their preference. Putting the Severstal transaction to a vote with a 2/3 majority of those present or represented, as sometimes suggested recently, would mean that a small fraction of Arcelor's shareholders, representing at best 1/3 of Arcelor's capital, be given the right to eliminate this alternative.

The Arcelor Board of Directors therefore recommends that shareholders massively participate at the June 30 shareholders meeting and vote in favor of the Severstal transaction.

Arcelor's Board of Directors believes that the proposal by a minority of Arcelor shareholders is aimed at precluding the Severstal alternative in favor of Mittal Steel

Arcelor has received a letter requesting a shareholders meeting signed by entities claiming that they own approximately 30% of Arcelor's capital (the "Letter"). In such Letter, it is

demanded that a general meeting be called in order to vote on a resolution (to be passed by a simple majority) requesting that an extraordinary shareholders meeting (EGM) be called later to approve the Severstal transaction (to be passed by a two-thirds majority).

The Board believes that this complex double shareholders meeting structure with different quorums and majority rules will deprive Arcelor shareholders of the Severstal alternative.

The Arcelor Board is very concerned that the scenario proposed has not been understood, due to its unnecessary complexity, and wants to make sure that investors are aware that:

a) regulatory delays and the likelihood of absence of a legal quorum on first call of such EGM would make it impossible to have it take place before mid-August at the soonest, long after the end of Mittal Steel's offer, thereby rendering such vote insignificant and useless;

b) because of such timing, Mittal Steel would have the opportunity to vote any Arcelor shares acquired through the offer at such EGM against the proposed Severstal transaction;

c) a small fraction of Arcelor's shareholders representing significantly less than 1/3 of the capital would be given the right to eliminate this alternative which the signatories of the Letter claim to praise.

Given the sensitivity of the matter in the present context as well as the fact that the elements of the Letter previously published in the press do not conform to the text of the Letter received, the Board has requested that certain important elements be verified in order to ensure that legal obligations are fully complied with.

In any event, Arcelor's Board has included the proposed resolution on the agenda of the June 30 shareholders meeting and recommends that shareholders vote against such proposal.

Arcelor Board of Directors sets price and timing of self tender offer

Following its prior decision to distribute a €6.5bn amount to Arcelor shareholders, the Arcelor Board of Directors has decided that the price per share to be offered to Arcelor shareholders in connection with the *Offre Publique de Rachat d'Actions* to be submitted to Arcelor shareholders at the next EGM, on June 21, 2006, shall be €44 per share which corresponds to the price per share paid by Alexey Mordashov with the cash portion of its contribution to the capital of Arcelor.

Taking into account investors concern in case of an overlap in terms of calendar between the Mittal Steel offer and this self-tender offer, the Board of Directors decided that, if the shareholders were to approve such self-tender offer, it will not be commenced until after the day of the publication of the Mittal Steel offer results. Therefore, the self-tender offer will have no influence on the ability of Mittal Steel to close its offer.

arcelor

Committed to maximizing shareholder value and protecting the corporate interest, Arcelor Board of Directors requests Group Management Board to meet with Mittal Steel in order to review Mittal Steel's proposal to further improve its offer

The Arcelor Board of Directors rejects the current Mittal Steel offer and reiterates its full support of the Severstal transaction. These determinations are premised on a commitment to maximizing shareholder value and protecting the interest of the group, its employees and its stakeholders.

In line with this commitment, and having noted that Mittal Steel recently indicated that it was prepared to further improve its offer in the context of a recommended transaction, the Arcelor Board has mandated the Group Management Board to meet with Mittal Steel in order to explore such possible improvements and to report to the Board of Directors.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

For more information visit www.arcelor.com

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